SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 15, 2009 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5900 Princess Garden Parkway,
7th Floor
Lanham, Maryland 20706
(Address of principal executive offices)

(301) 306-1111
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01 Other Events

On October 19, 2009, Radio One, Inc. (the "Company") reported that it had received a letter from The NASDAQ Stock Market advising it that the Company's Class D, shares traded under the symbol ROIAK, had regained compliance with NASDAQ's minimum bid price listing requirements and were in good standing on The NASDAQ Global Market. Previously, on October 20, 2008, Radio One had received a notice of deficiency with respect to the Class D shares from NASDAQ notifying the Company that for the 30 consecutive business days preceding the date of the letter, the bid price of the Company's common stock had closed below the $1.00 per share minimum bid price required for continued listing, and that the Class D shares had 180 days to regain compliance by meeting or exceeding the minimum bid price for a period of at least 10 consecutive trading days. Enforcement of the rules had been suspended by NASDAQ until August 3, 2009 due to the economic environment. The letter received from NASDAQ on October 15, 2009 stated that because the Class D shares closed above the $1.00 minimum bid price for the 10 consecutive trading days ended October 14, 2009, the Company had regained compliance and the matter was now closed. Nasdaq also confirmed that the Company's Class A shares, traded under the symbol ROIA on The NASDAQ Capital Market, were in compliance with The NASDAQ Stock Market's continued listing rules. Shares of ROIA and ROIAK common stock closed on October 16, 2009 at $1.85 and $1.66 per share, respectively.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K constitute forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause such forward-looking statements not to be realized. Factors that could cause actual results to differ materially from the forward-looking statements include changes to the listing standards, policies and procedures of the Nasdaq Global and Capital Markets, fluctuations in the Company's general financial and operating results, changes in the Company's liquidity and capital resources, declines in the market price of the Company's common stock, changes in the capital markets, competition, and general and industry-specific economic conditions. For more information about these and other risks that could affect the forward-looking statements herein, please see the Company's, annual report on Form 10-K/A for the year ended December 31, 2008 and other filings made with the Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

ITEM 9.01.   **Financial Statements and Exhibits.**

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated October 19, 2009: Radio One Announces It Regained Compliance With NASDAQ Listing Rules

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                                                            RADIO ONE, INC.

                                                                                            /s/ Peter D. Thompson
October 19, 2009   Peter D. Thompson
                                                                                            Chief Financial Officer

Radio One Announces It Regained Compliance with NASDAQ Listing Rules

WASHINGTON, DC – Radio One, Inc. (NASDAQ: ROIA and ROIAK) reported today that the Company had received a letter from The NASDAQ Stock Market advising that the Company's Class D shares, traded under the symbol ROIAK, had regained compliance with NASDAQ's minimum bid price listing requirements and were in good standing on The NASDAQ Global Market.

Previously, on October 20, 2008, Radio One had received a notice of deficiency with respect to the Class D shares from NASDAQ notifying the Company that for the 30 consecutive business days preceding the date of the letter, the bid price of the Company's common stock had closed below the $1.00 per share minimum bid price required for continued listing, and that the Class D shares had 180 days to regain compliance by meeting or exceeding the minimum bid price for a period of at least 10 consecutive trading days. Enforcement of the rules had been suspended by NASDAQ until August 3, 2009 due to the economic environment.

The letter received from NASDAQ on October 15, 2009 stated that because the Class D shares closed above the $1.00 minimum bid price for the 10 consecutive trading days ended October 14, 2009, the Company had regained compliance and the matter was now closed. NASDAQ also confirmed that the Company's Class A shares, traded under the symbol ROIA on The NASDAQ Capital Market, were in compliance with The NASDAQ Stock Market's continued listing rules. Shares of ROIA and ROIAK common stock closed on October 16, 2009 at $1.85 and $ 1.66 per share, respectively.

Radio One, Inc. (www.radio-one.com) is one of the nation's largest radio broadcasting companies and the largest radio broadcasting company that primarily targets African-American and urban listeners. Radio One currently owns 53 broadcast stations located in 16 urban markets in the United States. Additionally, Radio One owns Interactive One (www.interactiveone.com), an online platform serving the African-American community through social content, news, information, and entertainment, which operates a number of branded sites, including News One, UrbanDaily, HelloBeautiful, and Magazine One, Inc. (d/b/a Giant Magazine) (www.giantmag.com), interests in TV One, LLC (www.tvoneonline.com), a cable/satellite network programming primarily to African-Americans, Reach Media, Inc. (www.blackamericaweb.com), owner of the Tom Joyner Morning Show and other businesses associated with Tom Joyner, and Community Connect Inc. (www.communityconnect.com), an online social networking company, which operates a number of branded websites, including BlackPlanet, MiGente, and Asian Avenue.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Radio One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Radio One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Radio One's reports on Form 10-K/A and other filings with the Securities and Exchange Commission. Radio One does not undertake any duty to update any forward-looking statements.